  Exhibit 99.1

High Tide to Open Two New Canna Cabana Stores in Ontario

CALGARY, AB, March 10, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 99 Balsam Street in Collingwood, ON will begin selling recreational cannabis products and consumption accessories for adult use on March 13, 2025; and that its Canna Cabana retail cannabis store located at 1 Hespeler Road in Cambridge, ON will begin selling recreational cannabis products and consumption accessories for adult use on March 17, 2025. These openings will mark High Tide's 193rd and 194th Canna Cabana branded retail cannabis locations in Canada, and the 78th and 79th in the province of Ontario.

COLLINGWOOD LOCATION

Our first store in Collingwood is strategically situated in the heart of town, which is a popular tourist destination with 400,000 unique visitors annually. Situated in the Collingwood Centre alongside high-traffic national hardware and grocery chains, the location benefits from strong foot traffic and excellent co-tenancy. Positioned on the route to Blue Mountain Village, it serves as the first cannabis store travelers encounter as they enter Collingwood, providing easy access for both locals and tourists.

CAMBRIDGE LOCATION

Our first store in Cambridge is perfectly situated in a prime location, with access to a strong population density with limited nearby competition. Located at a major intersection and thoroughfare, the store is anchored by popular national fast food, retail and coffee chains, drawing significant foot traffic from the large residential neighbourhoods nearby.

"We are thrilled to be expanding our footprint in Ontario with these two new Canna Cabana locations in Collingwood and Cambridge. Each store has been carefully selected to serve both local communities and visitors, offering them a welcoming and accessible retail experience. Our Collingwood store, situated at a key entry point to this popular tourist destination, will cater to the thousands of travelers who visit the area each year, while our Cambridge location benefits from a strong residential base and high-traffic commercial setting. With every new store, we are reinforcing our commitment to making legal cannabis more accessible and affordable across Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"As we approach the milestone of 200 stores nationwide, High Tide remains focused on delivering unmatched value through our innovative discount club model, unbeatable prices, and exclusive Cabana Club benefits. Our goal is to create a shopping experience that is both engaging and enjoyable, ensuring that our loyal members receive the best products at the best prices in a safe and welcoming environment. We look forward to serving these vibrant communities and continuing to set the standard for cannabis retail in Canada," added Mr. Grover.

STOCK OPTIONS GRANT

In addition, High Tide announces the grant of 25,000 incentive stock options (the "Options") to consultants of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires two years from the date of grant, and vests over a one-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 194 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

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[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, and our commitment to opening the number of future stores on the timeline indicated herein. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 10-MAR-25